                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                            CLIFFS DRILLING COMPANY
                            -----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  18682C-10-0
                                  -----------
                                 (CUSIP Number)


                                N.L. Stevens III
                           333 Clay Avenue, Suite 800
                             Houston, Texas  77002
                                 (713) 308-5774
            ---------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                October 10, 1996
            ---------------------------------------------------------
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box:   [ ]

Check the following box if a fee is being paid with this statement:  [ ]

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 2 of 6
---------------------------                           -------------------------

-------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Viking Supply Ships A.S

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                            (a)    [ ]
                                                            (b)    [X]

-------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------
4.       Source of Funds
         OO

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Norway

-------------------------------------------------------------------------------
Number of                  7.     Sole Voting Power
Shares                                      -0-
Beneficially               8.     Shared Voting Power
Owned by                                    -0-
Each Reporting             9.     Sole Dispositive Power
Person With                                 -0-
                          10.     Shared Dispositive Power
                                            -0-

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-

-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         -----------

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         0.0%

-------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 3 of 6
---------------------------                           -------------------------

-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Christen Sveaas

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                            (a)   [ ]
                                            (b)   [X]

-------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------
4.       Source of Funds
         OO

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                       [ ]


-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Norway

-------------------------------------------------------------------------------
Number of                  7.     Sole Voting Power
Shares                                      -0-
Beneficially               8.     Shared Voting Power
Owned by                                    -0-
Each Reporting             9.     Sole Dispositive Power
Person With                                 -0-
                          10.     Shared Dispositive Power
                                            -0-

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-

-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         ----------

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         0.0%

-------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 4 of 6
---------------------------                           -------------------------

                         SCHEDULE 13D, Amendment No. 2

         This Amendment No. 2 amends the Schedule 13D (the "Schedule 13D") filed on June 5, 1996 with the Securities and Exchange Commission, as amended by Amendment No. 1 dated October 9, 1996, by Viking Supply Ships A.S, a Norwegian corporation, and Christen Sveaas, a Norwegian citizen, regarding their beneficial ownership of shares of Common Stock, par value $0.01 per share, of Cliffs Drilling Company, a Delaware corporation. In this regard, Items 4, 5(a), and 5(c) are amended as follows. All other Items are unchanged from the initial filing, as amended.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Common Stock by Viking was to take additional consideration, over and above the cash paid, for the assets acquired from Viking by the Company. After the disposition described in this filing, Viking retains no shares of Common Stock. Viking has no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Viking is no longer the beneficial owner of any shares of Common. Sveaas may have been deemed to be the beneficial owner of the shares of Common Stock owned by Viking by virtue of his ownership of the majority of the common stock of Viking. Sveaas disclaims beneficial ownership of all shares of Common Stock previously owned by Viking, and the filing of this Schedule 13D shall not be construed as an admission thereof.

         (c) On October 10, 1996, Viking sold all of its remaining 608,528 shares of Common Stock for $34.025 per share.

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 5 of 6
---------------------------                           -------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 10, 1996.

                                        VIKING SUPPLY SHIPS A.S


                                        BY:  s/  Ole Geir Hagen
                                            -----------------------------------
                                          NAME:  Ole Geir Hagen
                                                -------------------------------
                                          TITLE:  Chief Financial Officer
                                                -------------------------------

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 6 of 6
---------------------------                           -------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 10, 1996.




                                        s/  Christen Sveaas
                                        --------------------------------------
                                        CHRISTEN SVEAAS